SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2006

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold Raises Ownership Interest in TIPO.co.il to 52% dated October 19, 2006.



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                                                                          ITEM 1


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Press Release                                              Source: Internet Gold

Internet Gold Raises Ownership Interest in TIPO.co.il to 52%

Thursday October 19, 1:00 am ET

Beginning Q4, TIPO to be Consolidated Into IGLD's Results

PETACH TIKVA, Israel, October 19 /PRNewswire-FirstCall/ -- Internet Gold (Nasdaq
NMS: IGLD and TASE: IGLD) today announced that its subsidiary, Smile.Media, has acquired an additional 2% equity interest in Hype Interactive Media Ltd. ("Hype"), the owner and operater of TIPO (tipo.co.il), Israel's most popular children's portal. With a total ownership of 52%, Internet Gold will begin consolidating Hype's results into its financial reports as of the fourth quarter of 2006.

Launched in 2003, tipo.co.il offers a broad selection of exciting content and applications for children and youth, including web-based email, instant messaging, chat-rooms and forums, as well as personal website building and hosting services. Approximately 650,000 individual users visit the site each month, making it Israel's #1 children's portal with an average of 40 million page views per month. With the goal of expanding its traffic and user base, tipo.co.il continuously adds new offerings and actively co-operates with major Israeli media and commerce groups. For example, during the past few months, tipo.co.il launched Hebrew-language Nickleodeon and Jetix channels, two for-pay content-branded channels and a free Internet-based telephony service.

"This acquisition is another step in our strategy to enhance Smile.Media's positioning within Israel's rapidly growing Internet Advertising market," said Mr. Eli Holtzman, CEO of Internet Gold. "We are very pleased with tipo.co.il's progress over the past year, including the high market share that it has achieved in the children/youth demographic, resulting in a significant increase in advertising and content revenues. Having secured a controlling interest, we will continue to work closely with our partners, the portal's founding team, to continue increasing its revenues and strategic relationships."


About Internet Gold

Internet Gold is Israel's leading IP Group with a major presence across all Internet-related sectors. Its smile.communications segment offers a variety of Internet access and related value-added services, international telephony and enterprise/IT integration services. Its smile.media segment manages a growing portfolio of Internet portals and e-Commerce sites. Internet Gold has entered into an agreement to acquire 60% of the control and equity in 012 Golden Lines Ltd ("012") based on a valuation of US$ 140 million. 012 is a major Internet Service Provider with revenues of $138.8 million in 2005 and is also a leader in Israel's Voice Over Broadband domestic telephony. The agreement is subject to the approval of both boards of directors and the relevant regulatory authorities. According to the agreement, following the acquisition, 012 will merge with IGLD's Communications activities.

Internet Gold is part of the Eurocom communications group. Its shares trade on the Nasdaq National Market and on the Tel Aviv Stock Exchange.

For additional information about Internet Gold, please visit its investors' site at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.




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    For further information, please contact:

    Marybeth Csaby
    KCSA Worldwide
    +1-212-896-1236

    In Israel:

    Mor Dagan
    Investor Relations
    +972-3-516-7620

    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  October 19, 2006